EXHIBIT 99.1

Intellipharmaceutics' Manufacturing Facility Passes FDA cGMP and Pre-Approval Inspection

TORONTO, Nov. 15, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development, and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that its Toronto-based oral solid dosage forms manufacturing facility has completed a cGMP and pre-approval inspection process by the U.S. Food and Drug Administration ("FDA") and has been granted "acceptable" status under the Agency's strict regulatory guidelines. Intellipharmaceutics' Toronto manufacturing facility was previously inspected and approved by the Canadian regulatory authorities, Health Canada. Intellipharmaceutics currently has six Abbreviated New Drug Applications ("ANDAs") being reviewed by the FDA for the purpose of achieving regulatory approval.

"We are extremely pleased and proud of the acceptable regulatory status issued by the FDA regarding our manufacturing facility," stated Dr. Isa Odidi, CEO of Intellipharmaceutics. "Passing this pre-approval inspection is a key milestone for Intellipharmaceutics. This positive FDA inspection result is a true reflection of the quality of our facilities and manufacturing processes. It demonstrates the progress we are making towards the completion of our manufacturing infrastructure in anticipation of approval and commercialization of our products in the U.S. marketplace."

Intellipharmaceutics develops both ANDA product candidates and new drugs through the New Drug Application (NDA) 505(b)(2) regulatory pathway. No assurance can be given as to whether or when the FDA will approve any Intellipharmaceutics application.

About the facility

Intellipharmaceutics' state of the art manufacturing facility in Toronto produces oral solid dosage forms such as controlled-release and targeted-release tablets, spheres, beads and capsules. The manufacturing facility supports current and future drug applications by Intellipharmaceutics for the U.S. market.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique, demonstrated-in-man, multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company's plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Intellipharmaceutics International
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com